October 12, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0001

Attention: H. Roger Schwall

Re: Mammoth Energy Services, Inc.

Registration Statement on Form S-l, as amended (File No. 333-213504)

Dear Mr. Schwall:

As representatives of the several underwriters of the Mammoth Energy Services, Inc. (the “Company”) proposed initial public offering of shares of its common stock, including shares of common stock that may be sold by the Company pursuant to the underwriters’ option to purchase additional shares of common stock, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. (Washington, D.C. time) on October 13, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of the Company, dated October 3, 2016, through the date hereof:

Preliminary Prospectus dated October 3, 2016

846 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

As representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Blake London
Name: Blake London
Title: Director — Equity Capital Markets

Mammoth Energy Services, Inc. – Underwriters’ Acceleration Request Letter